1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 11, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2022/10/11:	Chunghwa Telecom announces its operating results for September 2022

99.02	Announcement on 2022/10/11:	September 2022 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom announces its operating results for September 2022

Date of events: 2022/10/11

Contents:

1.	Date of occurrence of the event: 2022/10/11

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for September 2022:

The Company’s revenue was approximately NT$18.99 billion, income from operation was approximately NT$4.31 billion, net income attributable to stockholders of the parent was approximately NT$3.16 billion, EBITDA was approximately NT$7.62 billion and earnings per share was NT$0.41 for September 2022.

The Company’s revenue was approximately NT$157.24 billion, income from operation was approximately NT$35.90 billion, net income attributable to stockholders of the parent was approximately NT$28.05 billion, EBITDA was approximately NT$65.44 billion and earnings per share was NT$3.62 for the nine months ended September 30, 2022.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.02

Chunghwa Telecom

October 11, 2022

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2022.

1) Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
Sep.	Net sales	18,986,768	17,288,683	(+) 1,698,085	(+)9.82%
Jan.-Sep.	Net sales	157,239,160	150,587,632	(+) 6,651,528	(+)4.42%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	2,956,022

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	121,304
	Fair Value	3,771
	The amount of unrealized gain(loss) recognized this year	9,951

Settled Position	Total amount of contract	521,815
	The amount of realized gain(loss) recognized this year	-10,456

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	425,012
	Fair Value	12,752
	The amount of unrealized gain(loss) recognized this year	21,037

Settled Position	Total amount of contract	909,167
	The amount of realized gain(loss) recognized this year	-14,253

b Trading purpose : None